SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.1)*

PFSWeb, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

717098206
(CUSIP Number)

October 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717098206

1	NAME OF REPORTING PERSON Gilder, Gagnon, Howe & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	5	SOLE VOTING POWER 10,520
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,520
	8	SHARED DISPOSITIVE POWER 574,424
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 584,944
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.58%
12	TYPE OF REPORTING PERSON BD

ITEM 1(a).Name of Issuer:

PFSWeb, Inc.

Item 1(b).Address of Issuer's Principal Executive Offices:

                500 North Central Expressway
Suite 500
                Plano, TX 75074

Item 2(a).Name of Persons Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).Address of Principal Business Office or, if None, Residence:

3 Columbus Circle, 26th Floor
New York, NY 10019.

Item 2(c).Citizenship:

New York

Item 2(d).Title of Class of Securities

Common Stock

Item 2(e). CUSIP Number:

717098206

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                   13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[X]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2012

GILDER, GAGNON, HOWE & CO. LLC

By:  /s/ Bonnie Haupt
Name:  Bonnie Haupt
Title:    Chief Compliance Officer & Branch Manager